UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File No.: 001-37911

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Brouwerijplein 1

3000 Leuven, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-277873) AND EACH OF THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-268582), FORM S-8 (FILE NO. 333-250930), FORM S-8 (FILE NO. 333-237367), FORM S-8 (FILE NO. 333-231556), FORM S-8 (FILE NO. 333-227335), FORM S-8 (FILE NO. 333-172069), FORM S-8 (FILE NO. 333-171231), FORM S-8 (FILE NO. 333-169272), FORM S-8 (FILE NO. 333-165566), FORM S-8 (FILE NO. 333-165065), FORM S-8 (FILE NO. 333-178664), FORM S-8 (FILE NO. 333-188517), FORM S-8 (FILE NO. 333-192806), FORM S-8 (FILE NO. 333-201386), FORM S-8 (FILE NO. 333-208634) AND FORM S-8 (FILE NO. 333-221808) OF ANHEUSER-BUSCH INBEV SA/NV AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release issued 16 June 2026 regarding the appointment of Dirk Van de Put as the new Chairman of the Board of Directors of AB InBev.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: June 16, 2026	By:	/s/ Jan Vandermeersch
Name: Jan Vandermeersch Title: Global Legal Director Corporate